02033903

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR 2 MAY 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F _____

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _____ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-14220) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERCEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Total # of Pages = 20

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP RESULTS (Unaudited) **FIRST QUARTER 2002**

		First Quarter 2002 £m	First Quarter 2001 £m
Turnover	**– International Businesses†**	1,346	1,393
	– Group	1,474	1,640
EBITDA	**– International Businesses**	167	170
	– Group	165	179
Trading Profit*	**– International Businesses**	123	127
	– Group	114	127
Profit before tax*		66	85
Net profit*		45	53
EPS*		5.0p	6.1p

- COMPARABLE SALES FOR THE INTERNATIONAL BUSINESSES 3% LOWER, WITH STRONG GROWTH IN ASIA OFFSET BY EUROPE AND THE AMERICAS
- COMPARABLE TRADING PROFITS FOR THE INTERNATIONAL BUSINESSES 2% LOWER:
  - ANOTHER STRONG PERFORMANCE IN PAINTS (+6%)
  - SECOND CONSECUTIVE QUARTER OF GROWTH IN NATIONAL STARCH (+2%)
  - QUEST IN LINE WITH 2001
  - DIFFICULT QUARTER FOR PERFORMANCE SPECIALTIES (-32%)
- GROUP PROFIT BEFORE TAX £66M - £19M LOWER THAN 2001, LARGELY DUE TO REDUCED ASSOCIATE PROFITS
- NET DEBT DOWN TO £2.4BN FOLLOWING SUCCESSFUL COMPLETION OF THE RIGHTS ISSUE

*Profit and EPS figures are quoted before goodwill amortisation and exceptional items, 2001 has been restated for the effects of the Rights Issue and FRS 19.
† International businesses comprise National Starch, Quest, Performance Specialties and Paints; performance variances are quoted on a comparable basis. Further details are given on page 4.

CHAIRMAN'S COMMENTS

Trading

The challenging trading conditions seen throughout 2001 continued in the first quarter, although performance improved as the quarter progressed. Comparable sales for the International Businesses were 3% lower overall, with 5% growth in Asia offset by lower sales in other regions.

Gross margin percentages improved, however, and the business continued to benefit from tight fixed cost control and the initial impacts of the major restructuring initiatives announced with last year's 3rd quarter results. Consequently, fixed costs were below last year's levels and trading margins were maintained for the International Businesses at 9.1%.

International Business' comparable trading profit was 2% lower, with increases from Paints and National Starch largely offsetting a shortfall in Uniqema. Quest had a good quarter, with profits in line with the strong start to last year.

The Regional and Industrial businesses recorded a loss of £9m against a breakeven result in 2001, with difficult trading conditions persisting in Argentina and for the PTA business in Pakistan.

Net interest was £12m lower than in 2001, reflecting the benefit of lower interest rates, but profit before tax of £66m was £19m lower, due to an £18m reduction in income from associates - largely the result of continued difficult trading conditions for Huntsman International.

Earnings per share for the quarter were 5.0p.

Divestments

Following our earlier announcement, the Synetix divestment process is now underway.

Cash Flow

The first quarter cash outflow before financing of £247m reflected normal seasonal working capital increases and, in comparison with 2001, the absence of significant divestment proceeds. However, the proceeds from the successful Rights Issue reduced net debt to £2.4bn at the end of the quarter, in line with our expectations.

Outlook

Although we remain uncertain about the timing of widespread economic recovery, we are encouraged by the trend in the performance of ICI's International Businesses seen during the first quarter. Consequently, and given the actions we are taking in our markets and on our cost and capital effectiveness, prospects for the year remain satisfactory.

GROUP FINANCIAL REVIEW

	First Quarter	
	2002 £m	2001 £m
Turnover		
International Businesses	1,346	1,393
Regional and Industrial	137	256
Eliminations	(9)	(9)
Total Group	1,474	1,640

Profit (before goodwill and exceptional items)		
International Businesses	123	127
Regional and Industrial	(9)	0
Total Group trading profit	114	127
Income from associates (net of interest)	(13)	5
Net interest for the Group	(35)	(47)
Profit before tax	66	85
Taxation*	(19)	(26)
Attributable to minorities	(2)	(6)
Net profit for the period	45	53
Earnings per £1 ordinary share*	5.0p	6.1p

Key ratios		
Trading margin (International Businesses) - %	9.1	9.1
Trading margin (ICI Group) – %	7.7	7.7
Interest cover – times	2.9	2.8
Effective tax rate - % (comparative full year rate)*	29	31

Summary Cash flow		
Cashflow before financing	(247)	(111)
Non cash movement on foreign currency translation	(49)	(77)
Net proceeds of rights issue	807	-
Closing net debt	2,406	2,987

* 2001 has been restated for the effects of the Rights Issue and FRS 19

5

Quest

	First Quarter			
	2002 £m	2001 £m	Reported %	Comparable %
Sales	183	186	(2)	(1)
EBITDA	34	33	3	-
Trading Profit	29	29	-	-

Quest's overall performance was essentially in line with the strong first quarter of 2001.

Fragrance sales were 5% lower. Growth in Personal Care and Oral Care were offset by lower sales in Fabrics, Household and, particularly, in Fine Fragrances, where market conditions continued to be tough. Gross margin percentages improved for the quarter, but trading profits were lower.

In **Food**, sales were 2% ahead with strong progress in Flavours. Growth in Asia, North and Latin America more than compensated for a small decline in Europe. Sales growth and mix improvement both contributed to a good quarter of profit growth.

Performance Specialties

	First Quarter			
	2002 £m	2001 £m	Reported %	Comparable %
Sales	200	219	(9)	(8)
EBITDA	22	29	(24)	(24)
Trading Profit	14	21	(33)	(32)

Performance Specialties had a difficult first quarter with sales and profit down 8% and 32% respectively.

Uniqema sales and profits were ahead of both Q3 and Q4 2001, but sales were 10% below a very strong Q1 2001, and trading profit was therefore well down. Glycerine prices were broadly in line with Q4 2001, but were well below Q1 2001 levels, accounting for £3m of the profit shortfall. The balance of the shortfall was largely attributable to lower sales to industrial markets.

Synetix sales were marginally ahead of prior year, with a strong quarter in the Oil & Gas segments offsetting lower sales in the Polymer, Chemicals and Edible Oil areas. Gross margin percentages improved, resulting in good trading profit growth for the quarter.

7

Paints

	First Quarter 2002 £m	2001 £m	Reported %	Comparable %
Sales	509	518	(2)	(2)
EBITDA	38	38	-	4
Trading Profit	25	24	4	6

Paints made a good start to 2002, with trading profit 6% ahead for the quarter. Sales were 2% lower in total. However, excluding Latin America, where economic difficulties persisted, sales were ahead.

In **Europe** sales were 2% ahead of 2001, with strong performances in UK, Holland and Poland, and **Asia** delivered another quarter of double-digit growth with sales up 11%. Excellent progress was made in China.

In **North America**, growth continued in the US consumer business but was offset by a reduction in US stores, reflecting closures of loss-making stores as part of the restructuring programme. North American sales were consequently 1% lower overall. Sales in the **Packaging** business were 4% below the strong first quarter of 2001.

Latin America was impacted by difficult trading conditions in Argentina and the dramatic devaluation of the Peso. Overall sales were down 31% in US dollar terms and, despite continuing tight fixed cost control, profits were well down.

Regional and Industrial

	First Quarter 2002 £m	2001 £m	Reported %
Sales	137	256	(46)
EBITDA	(2)	9	(122)
Trading Profit	(9)	-	

Excluding nil margin sales and divested businesses, sales in the regional businesses were 8% below 2001, mainly due to the economic difficulties in Argentina. Nil margin sales of £50m were significantly below the £102m recorded last year. 2001 also included sales and profits from the tolling agreement with Methanex, which ended in April 2001.

A trading loss of £9m was recorded, with losses in the PTA business in Pakistan and in Argentina. 2001 benefited from the profit contribution of a number of small businesses divested last year, as well as profits from the Methanex agreement.

Exceptional Items

Exceptional items for the first quarter (and the year to date) were as follows: -

	First Quarter	
	2002 £m	2001 £m
Profit/(loss) on sale or closure of operations	5	(9)
Fundamental reorganisation	-	-
Profit/(loss) on disposal of fixed assets	2	-
Exceptional items before tax and minority interests	7	(9)
Taxation	(1)	(11)
Minority interests	(3)	-
Exceptional items after tax and minority interests	3	(20)

Exceptional items for the quarter amounted to £7m, being the gains on sale of the Pharmaceuticals business in India and the sale of land.

In 2001, the loss on the sale of the Eutech business was partially offset by gains on the disposals of the remaining Polyurethanes businesses in Japan and India.

FURTHER INFORMATION

Access will be available live by telephone and over the internet to the results presentation to investment analysts at 9am BST. Participants can see the presentation by going to ICI's website, www.ici.com, and hear the presentation by dialling +44 (0) 20 8240 8241. A recorded version of the conference will also be available later in the day from the Investor Relations section of the website.

The Annual General Meeting of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Tuesday, 28 May 2002 at 11:00 am.

FRS 19 RESTATEMENT

The Group has applied the provisions of FRS 19 for the year ending 31 December 2002. The application has led to the restatement of prior period balance sheets (31 December 2000 £(33)m, 31 March 2001 £(49)m and 31 December 2001 £(81)m) and prior period profit and loss accounts (three months ended 31 March 2001 £(12)m).

EARNINGS PER ORDINARY SHARE

On 4 February 2002, the Company announced a rights issue and, following approval of the required resolutions at the subsequent Extraordinary General Meeting, 463,191,802 new ordinary shares were issued at 180p per share on the basis of seven new ordinary shares for every eleven existing ordinary shares. At the end of the quarter there were approximately 1,191m shares in issue including 10m held by the Group's employee share plans.

The actual cum rights price on the 25 February 2002, the last day of quotation cum rights, was 319p per share and the theoretical ex rights price for an ordinary share was therefore 265p per share. Earnings per ordinary share for Q1 2002 are calculated by dividing the profit after tax before exceptional items and goodwill amortisation by 907 million ordinary shares, being the weighted average number of shares in issue (less shares held by the Group's employee share plans and adjusted for the rights issue from the day consideration was receivable - 21 March 2002) during the period. The comparative earnings per share are shown after applying the factor 265/319 to the published figures for 2001 in order to adjust for the bonus element in the rights issue in accordance with FRS 14 Earnings per Share and after restating for the application of FRS19 Deferred Taxation described above.

NEXT ANNOUNCEMENT

Trading results for the second quarter of 2002 will be announced on 1 August 2002.

Imperial Chemical Industries PLC
ICI Group Headquarters
20 Manchester Square
London W1U 3AN

2 May 2002

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 2 MAY 2002

Attachments

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST QUARTER 2002

The unaudited trading results of the Group for the first quarter 2002, are set out below, with comparative restated figures for 2001 set out on the following page:

	First Quarter 2002			
	Continuing Operations		Discontinued Operations	Total
	Before Exceptional Items £m	Exceptional Items £m	£m	£m
Turnover	1,474		-	1,474
Trading profit (loss)	105	-	-	105
(after deducting goodwill amortisation)	*(9)*	-	-	*(9)*
Income from associates	3	-	-	3
Profit (loss) on sale of operations		5	-	5
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		2	-	2
Profit (loss) on ordinary activities before interest	108	7	-	115
Net interest payable - Group	(35)	-	-	(35)
- Associates	(16)	-	-	(16)
Profit (loss) on ordinary activities before taxation	57	7	-	64
Taxation	(19)	(1)	-	(20)
Attributable to minorities	(2)	(3)	-	(5)
Net profit (loss) for the quarter	36	3	-	39
Profit before goodwill amortisation, taxation and exceptionals	66		-	66
Profit (loss) before taxation and exceptionals	57		-	57
Net Profit (loss) before exceptionals	36		-	36
Earnings (loss) per £1 Ordinary Share:				
- before goodwill amortisation and exceptionals				5.0p
- before exceptionals				4.0p
- after exceptionals				4.3p
Weighted average number of shares				907m

APPENDIX I (Cont'd)

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST QUARTER COMPARATIVES FOR 2001 (AS RESTATED)

	First Quarter 2001 (as restated)			
	Continuing Operations		Discontinued Operations	Total
	Before Exceptional Items £m	Exceptional Items £m	£m	£m
Turnover	1,640		-	1,640
Trading profit (loss)	118	-	-	118
(after deducting goodwill amortisation)	*(9)*	-	-	*(9)*
Income from associates	22	-	-	22
Profit (loss) on sale of operations		(15)	6	(9)
Fundamental reorganisation costs		-	-	-
Profits (losses) on disposal of fixed assets		-	-	-
Profit (loss) on ordinary activities before interest	140	(15)	6	131
Net interest payable - Group	(47)	-	-	(47)
- Associates	(17)	-	-	(17)
Profit (loss) on ordinary activities before taxation	76	(15)	6	67
Taxation	(26)	6	(17)	(37)
Attributable to minorities	(6)	-	-	(6)
Net profit (loss) for the quarter	44	(9)	(11)	24
Profit before goodwill amortisation, taxation and exceptionals	85		-	85
Profit (loss) before taxation and exceptionals	76		-	76
Net Profit (loss) before exceptionals	44		-	44

Earnings (loss) per £1 Ordinary Share:	
- before goodwill amortisation and exceptionals	6.1p
- before exceptionals	5.1p
- after exceptionals	2.8p
Weighted average number of shares	869m

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC

SEGMENT INFORMATION

TURNOVER

	First Quarter	
	2002	**2001**
	£m	**£m**
National Starch	454	470
Quest	183	186
Performance Specialties	200	219
Paints	509	518
International Businesses	1,346	1,393
Regional and Industrial	137	256
Inter-class eliminations	(9)	(9)
Total Group External Sales	1,474	1,640

APPENDIX III

IMPERIAL CHEMICAL INDUSTRIES PLC

SEGMENT INFORMATION

TRADING PROFIT BEFORE EXCEPTIONAL ITEMS

BEFORE GOODWILL AMORTISATION	First Quarter	
	2002 £m	**2001 £m**
National Starch	55	53
Quest	29	29
Performance Specialties	14	21
Paints	25	24
International Businesses	123	127
Regional and Industrial	(9)	-
Total Group Trading Profit	114	127

AFTER GOODWILL AMORTISATION	First Quarter	
	2002 £m	**2001 £m**
National Starch	50	48
Quest	29	29
Performance Specialties	14	21
Paints	21	20
International Businesses	114	118
Regional and Industrial	(9)	-
Total Group Trading Profit	105	118

APPENDIX IV

IMPERIAL CHEMICAL INDUSTRIES PLC

RECONCILIATION BETWEEN UK AND US GAAP

The results of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income calculated in accordance with US GAAP is set out below. Note 43 to the financial statements describes the significant differences between UK GAAP and US GAAP affecting the ICI Group. Under US GAAP, net income for the first quarter 2002 was a profit of £31m (2001: loss of £1m) compared with a net income of £39m (2001 £24m) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments (including the treatment of goodwill), disposal accounting, capitalisation of interest, pensions, foreign exchange, deferred tax, derivative instruments and hedging activities and restructuring costs. SFAS 142, Goodwill and Intangible Assets is effective for 2002. SFAS 142 eliminates the current requirement to amortise goodwill and indefinite lived intangible assets, addresses the amortisation of intangible assets with a defined life and the annual impairment testing and recognition for goodwill and intangible assets. The Group has not yet evaluated the impact of this standard on goodwill recognised under US GAAP. Were an impairment to arise, it could be material.

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied not UK GAAP:

	First Quarter	
	2002 £m	2001 £m
Net income after exceptionals - UK GAAP		
Continuing operations	39	35
Discontinued operations	-	(11)
	39	24
Adjustments to conform with US GAAP		
Pension expense	(14)	(11)
Capitalisation of interest less amortisation and disposals	-	(1)
Purchase accounting adjustments		
Amortisation of goodwill and intangibles	1	(35)
Disposals and other adjustments	-	(5)
Derivative instruments and hedging activities	(2)	37
Restructuring costs	(2)	(1)
Foreign exchange	-	-
Share compensation expense	(2)	4
Others	3	3
Deferred taxation		
Arising on US GAAP adjustments	8	(16)
	(8)	(25)
Net income after exceptionals - US GAAP		
Continuing operations	31	(1)
Discontinued operations	-	-
	31	(1)

APPENDIX V

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1. **Basis of Presentation**

The Group's financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The Group's accounting policies conform with UK Generally Accepted Accounting Principles ("UK GAAP"). The main policies are set out in the accounts section of the annual report.

The financial data presented in this document is for the first quarter 2002, being the three months ended 31 March 2002.

References to "Comparable" performance excludes the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2002 and 2001 are translated at constant exchange rates, which equate to the annual average exchange rates for 2001, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

2. **Basis of segmentation**

Segmental data in this statement is analysed as follows:

Continuing Operations comprising the International Businesses (being National Starch, Quest, Performance Specialties and Paints) and Regional & Industrial. The Regional and Industrial segment comprises the Group's Regional businesses (of which the largest operation is the pure terephthalic acid business in Pakistan) and some ongoing residual activity in the UK relating to legacy management.

There were no businesses which became discontinued in 2001 or 2002 in the year to date.

3. **Relationship to Statutory Accounts and Audit Status**

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The statutory accounts for the year ended 31 December 2000, on which the auditors have given an unqualified opinion, have been filed with the Registrar of Companies. Copies of the Company's 2001 Annual Report and Accounts and Form 20-F, on which the auditors have provided an unqualified opinion, together with the Annual Review are available at the Company's registered office.

4. **Forward looking statements**
Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by our indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities arising in connection with recently disposed businesses, risks associated with our international operations, risks of litigation and other factors described in our filings with the SEC.

5. **Interest Cover**
Calculations of interest cover are based on the sum of Group trading profit before goodwill and exceptionals and net associate company income (associate trading profit less associate interest) divided by Group interest cost (excluding associate interest).

6. **Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA")**
EBITDA is defined as trading profit before interest, tax, depreciation and goodwill amortisation. Management believe EBITDA and related measures of cash flow serve as important financial indicators, however EBITDA should not be considered in isolation, or as an alternative to operating or net income or cash flows from operating activities, in each case, determined in accordance with UK or US GAAP as appropriate.

7. **Trading margin**
Trading margin is calculated as trading profit (before goodwill amortisation, exceptionals, interest and share of profits of associates) expressed as a percentage of sales.

8. **Effective tax rate**
Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax before goodwill amortisation and exceptionals.